UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

    __________________________________________________________________________________

BANCOLOMBIA S.A. ANNOUNCES MEASURES TO ENSURE THE EQUAL TREATMENT OF ITS SHAREHOLDERS

Medellin, Colombia, October 26, 2015

The following rules were defined by the Board of Directors and stated in the Corporate Governance Code as applicable to the legal representatives, leadership team, and employees of BANCOLOMBIA S.A. and FIDUCIARIA BANCOLOMBIA S.A. in order to assure equal treatment to all its Shareholders, and will be adopted in the Extraordinary Shareholders meeting, next October 30.

1.   Encouraging, promoting or suggesting to shareholders to grant powers of attorney in blank, without clearly defining the name of the representative for the General Shareholders’ Meeting.

2.   Receiving from shareholders, powers of attorney for the General Shareholders’ Meeting, without clearly defining the name of the representative.

3.   Receiving special powers of attorney from shareholders before the convocation to the Shareholders’ Meetings.

4.   Admitting as valid powers of attorney for the General Shareholders’ Meeting those powers which lack the requirements established in Article 184 of the Colombian Commerce Code. That is, the powers of attorney must be granted in writing, indicating the name of the proxy, the name of the shareholder the proxy is representing, if it is the case, and the date of the meeting. The legal entities granting a power of attorney must also attach a recent certificate of existence and representation in accordance with the law.

5.   Suggesting or deciding who will act as proxy representative in the General Shareholders’ Meeting.

6.   Recommending to the shareholders who they should vote for in a list provided to the shareholders.

7.   Suggesting, coordinating or agreeing with any shareholder or any shareholder’s representative, proposals to be presented to the General Shareholders’ Meeting, excluding the proposals presented by the Board of Directors and the CEO, according to the Articles of Association.

8.   Suggesting, coordinating or agreeing with any shareholder or any shareholders’ representative, voting in any way about any proposal presented at the General Shareholders’ Meeting.

These prohibitions also apply if realized through a representative, intermediary or interposed person.

In conformity with the Articles of Association, senior management and the employees of the Bank will not be able to exercise powers of attorney to represent their own shares in the General Shareholders’ Meeting, nor substitute the powers of attorney granted to them. They also will not be able to vote, even with their own shares, in decisions that relate to approval of the balance sheet, end of year accounts or liquidation matters.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

In any event, the administrators or employees of the Bank will be able to exercise rights of their own shares and the ones they represent whenever they act as legal representatives.

If an employee is a shareholder of the Bank and decides to represent his shares by himself or by a third party in the General Shareholders Meeting, he must expressly inform the shareholders at the meeting so his vote will not be considered in the approval of the financial statements.

The following officers will be responsible to implement and verify the fulfillment of the control procedures:

BANCOLOMBIA:

Legal Vice-president and Secretary General

Corporate and Institutional Legal Manager

FIDUCIARIA BANCOLOMBIA:

Director of Special Business Operations

Manager of Title Administration

Executive of Title Administration

These officers will check that the powers of attorney are granted according to the Colombian Code of Commerce and the Board of Directors’ dispositions. The powers of attorney that contravene these dispositions won´t be accepted.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: October 26, 2015	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance